SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

(Title of Class of Securities)	(CUSIP No.)
American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpG)	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpH)	63938Y 308

Vasiliki Papaefthymiou

Executive Vice President - Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter, Esq.

Mark Hayek, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,964,143.50	$1,207.65

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”) and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Shares” and, together with the Series G Preferred Shares, the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $3.495, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on December 18, 2018, and (ii) 946,100, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $3.49, the average of the high and low prices per Series H ADS on the New York Stock Exchange on December 18, 2018, and (ii) 1,907,600, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,894.40	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Registration Statement on Form F-4 (No. 333-228976)	Date Filed: December 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire 946,100 of the outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”) and 1,907,600 of the outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred Shares” and, together with the Series G Preferred Shares, the “Preferred Shares”) from tendering holders of Preferred Shares, pursuant to the terms and subject to the conditions described in the prospectus dated December 21, 2018 as included in the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2018 (the “Prospectus”).

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Prospectus is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus under the headings “The Exchange Offer” and “Questions and Answers About the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the Company and the address and telephone number of its principal executive offices are as follows:

Navios Maritime Holdings Inc.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(b) Securities. The information set forth on the front cover page of the Prospectus and under the heading “The Exchange Offer” in the Prospectus is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Prospectus under the heading “Trading Market and Price of the Series G ADSs and Series H ADSs” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The business address and telephone number of the Company are as set forth under Item 2(a) above and are incorporated by reference herein. Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Angeliki Frangou	Chairman of the Board and Chief Executive Officer
George Achniotis	Chief Financial Officer
Ted C. Petrone	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	Executive Vice President—Legal and Director
Anna Kalathakis	Chief Legal Risk Officer
Shunji Sasada	President of Navios Corporation and Director
Leonidas Korres	Senior Vice President—Business Development
Efstratios Desypris	Chief Financial Controller
Ioannis Karyotis	Senior Vice President—Strategic Planning
Erifili Tsironi	Senior Vice President—Credit Management
Spyridon Magoulas	Director
John Stratakis	Director
Efstathios Loizos	Director
George Malanga	Director

The business address and telephone number of each of the above directors and executive officers is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, telephone number (011) + (377) 9798-2140.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer and Consent Solicitation,” “The Exchange Offer,” “Capitalization” “Description of Notes” “Terms of the Exchange Offer and Consent Solicitation,” “Comparison of Rights Between the Preferred Shares and the 2024 Notes” and “Certain U.S. Federal Income Tax Consequences” is incorporated by reference herein.

(b) Purchases. The Company is a holder of 45 Series G ADSs and 72 Series H ADSs, representing less than one share of Series G Preferred Shares and Series H Preferred Shares, respectively.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company is party to the following agreements relating to the Subject Securities:

•

The Company has entered into the following agreements with respect to the Series G Preferred (which are incorporated as exhibits to this Schedule TO): Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference) and Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

•

The Company has entered into the following agreements with respect to the Series H Preferred (which are incorporated as exhibits to this Schedule TO): Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference) and Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

•

The Company has entered into the following agreements with respect to the Series G ADSs and Series H ADSs (which are incorporated as exhibits to this Schedule TO): Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American Depositary Receipts described therein (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein) and Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein).

The Company is also party to the following agreements relating to the Company’s other securities:

•

Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

•

Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

•

Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

•

Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

•

Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

•

Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

•

Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

•

Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

•

First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

•

Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

•

Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

•

Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

•

Fifth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 16, 2017 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on December 20, 2018).

•

Sixth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on December 20, 2018).

•

Seventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on December 20, 2018).

•

Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

•

First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 20, 2018).

•

Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on December 20, 2018).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus under the heading “Questions and Answers about the Exchange Offer and Consent Solicitation—What is the purpose of the Exchange Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The information set forth in the Prospectus under the heading “The Exchange Offer—Use of Proceeds” and “Use of Proceeds” is incorporated by reference herein.

(c) Plans. The information set forth in the Prospectus under the headings “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Prospectus Summary—Recent Developments,” “The Exchange Offer,” “Capitalization” “Description of Notes” “Terms of the Exchange Offer and Consent Solicitation,” “Comparison of Rights Between the Preferred Shares and the 2024 Notes” is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Prospectus in the sections entitled “The Exchange Offer” and “Terms of the Exchange Offer and Consent Solicitation” is incorporated by reference herein. The Company intends to use cash on hand to fund cash payments in connection with the Exchange Offer.

(b) Conditions. There are no conditions to our use of cash on hand for the purpose of executing the Exchange Offer. The Company does not have any alternate financing arrangements or plans to fund any expenses associated with the Exchange Offer.

(d) Borrowed Funds. The Company does not expect to borrow funds specifically for the purpose of funding any cash payments in connection with the Exchange Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Prospectus under the heading “Securities Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein. Additionally, the Company is a holder of 45 Series G ADSs and 72 Series H ADSs, representing less than one share of Series G Preferred Shares and Series H Preferred Shares, respectively.

(b) Securities Transactions. None of the Company or the Company’s executive officers or directors have effected any transactions with respect to the Series G ADSs or Series H ADSs within the 60-day period immediately preceding the filing of this Schedule TO. The information set forth in the Prospectus under the heading “Securities Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Prospectus under the headings “Questions and Answers about the Exchange Offer and Consent Solicitation,” “The Exchange Offer” and “Terms of the Exchange Offer and Consent Solicitation” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information The information set forth in the Prospectus in the sections entitled “Summary Historical Consolidated Financial and Other Data” and “Capitalization” are incorporated herein by reference.

(1)	The audited consolidated financial statements of the Company set forth on pages A-F-1 through A-F-76 in Annex A of the Prospectus are incorporated herein by reference.

(2)	The unaudited consolidated financial statements of the Company set forth on pages B-F-1 through B-F-43 in Annex B of the Prospectus are incorporated by reference herein.

(3)	[Reserved].

(4)	At September 30, 2018 book value per Series G ADS of the Company was $25.00. At September 30, 2018, book value per Series H ADS of the Company was $25.00.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	The information set forth in the Prospectus under the heading “Terms of the Exchange Offer and Consent Solicitation—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Form of Letter to Brokers, Dealers and Other Nominee (Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-4, filed on December 21, 2018).

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees (Incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form F-4, filed on December 21, 2018).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (Incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form F-4, filed on December 21, 2018).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus, dated December 21, 2018 (Incorporated herein by reference to the Registration Statement on Form F-4 filed on December 21, 2018.)

(a)(5)	Press release dated December 21, 2018.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)(i)	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(ii)	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated herein by reference).

(d)(1)(iii)	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(iv)	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (filed as Exhibit 3.3 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014, and incorporated herein by reference).

(d)(1)(v)	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American Depositary Receipts described therein (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein).

(d)(1)(vi)	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014, and incorporated by reference herein).

(d)(2)	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

(d)(3)	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

(d)(4)	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

(d)(5)	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

(d)(6)	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

(d)(7)	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

(d)(8)	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

(d)(9)	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

(d)(10)	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

(d)(11)	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

(d)(12)	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

(d)(13)	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

(d)(14)	Fifth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 16, 2017 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on December 20, 2018).

(d)(15)	Sixth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on December 20, 2018).

(d)(16)	Seventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on December 20, 2018).

(d)(17)	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

(d)(18)	First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 20, 2018).

(d)(19)	Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on December 20, 2018).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: December 21, 2018	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director